02015567

02 MAR -1 AM 8:12

File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
Kyobashi 1-chome, Chuo-ku
Tokyo, 104-8340 Japan
FAX : 81-3-3563-6907

February 25, 2002

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on February 22, 2002, the following messages.

- News Release "Bridgestone Corporation Announces Business and Financial Results for 2001".
- News Release "Bridgestone Adopts Board/Corporate Officer Structure".
- News Release "Bridgestone Corporation Announces Reconfigured Board of Directors".

In accordance with the Rule 12g 3-2(b), we are enclosing above documents.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

3/7

NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

FOR IMMEDIATE RELEASE

Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Corporation Announces Reconfigured Board of Directors

Company to introduce corporate officer system

Tokyo (February 22, 2002)—Bridgestone Corporation announced today a sweeping reconfiguration of its board of directors, subject to approval at the general meeting of shareholders on March 28. With this reconfiguration, the company will make a clear distinction between management responsibility, which will reside in the directors, and operational responsibility, to reside in the corporate officers. Some directors will serve concurrently as corporate officers.

Board of Directors

Shigeo Watanabe
    Continues as President, Chairman of the Board and Chief Executive Officer
Keisuke Suzuki
    Continues as Executive Vice Presiden and Advisor to the President; concurrently responsible for Original Equipment and International Operations
Akira Sonoda
    Continues as Executive Vice President and Advisor to the President; concurrently responsible for Diversified Products
Isao Togashi
    Becomes Executive Vice President and Advisor to the President; concurrently responsible for Tire Technology and for Tire Production and Distribution
Hiroshi Kanai
    Continues as Senior Vice President; to serve concurrently as

Corporate Officer responsible for Corporate Administration and for American and European Operations

Yasuo Fujita

Continues as Vice President; to serve concurrently as Corporate Officer responsible for Replacement Sales

Shoshi Arakawa

Continues as Vice President; to serve concurrently as Chairman, Chief Executive Officer and President of Bridgestone/Firestone Europe S. A., (with standing of Corporate Officer)

John T. Lampe

Continues as Director; to serve concurrently as Chairman, Chief Executive Officer and President of Bridgestone/Firestone Americas Holding, Inc.

The following individuals will retire from the board of directors effective March 28.

Nobuhiro Koike

Presently:	Senior Vice President; Diversified Products
Becomes:	Advisor

Iki Harada

Presently:	Vice President; Research & Development and Product Planning
Becomes:	Vice President (Corporate Officer) responsible for Research & Development and Product Planning

Atsuo Kasori

Presently:	Vice President; Kyushu Tire Plants Management
Becomes:	Vice President (Corporate Officer) responsible for Kyushu Tire Plants Management

Akira Inohara

Presently:	Vice President; Purchasing
Becomes:	Vice President (Corporate Officer) responsible for Purchasing

Akira Inoue

Presently:	Vice President; Tire Development; concurrently responsible for Tire Quality Assurance
Becomes:	Vice President (Corporate Officer) responsible for Tire Development

Shigeru Iwasawa
- Presently: Vice President; Electro-Materials
- Becomes: Vice President (Corporate Officer) responsible for Electro-Materials

Hiroshi Kawakami
- Presently: Vice President; Chemical and Industrial Products
- Becomes: Vice President (Corporate Officer) responsible for Chemical and Industrial Products

Yasuyoshi Kawaguchi
- Presently: Vice President; responsible for Administration
- Becomes: Vice President; Vice Chairman of Bridgestone/Firestone Americas Holding, Inc. (with standing of Corporate Officer); concurrently responsible for North American Tire Operations

Masaharu Oku
- Presently: Vice President; Tire Production and Distribution; concurrently responsible for Tire Production Technology and Steel Cord Manufacturing
- Becomes: Vice President (Corporate Officer) responsible for Tire Production Technology

Tatsuya Okajima
- Presently: Director; Original Equipment Sales
- Becomes: Vice President (Corporate Officer) responsible for Original Equipment Sales

Katsuhiko Yamamoto
- Presently: Director; Chairman of the Board and Chief Executive Officer of Bridgestone/Firestone South Africa Holdings (Pty) Ltd.
- Becomes: Advisor; Chairman of the Board and Chief Executive Officer of Bridgestone/Firestone Maxiprest Ltd.

Takeshi Hattori
- Presently: Director; Advisor to Bridgestone Cycle Co., Ltd.
- Becomes: Executive Vice President of Bridgestone Cycle Co., Ltd.

Hiromichi Odagiri
- Presently: Director; Middle East, Africa and Russia Division
- Becomes: Corporate Officer responsible for International Operations

Minekazu Fujimura
- Presently: Director; Product Planning & Development Division
- Becomes: Corporate Officer responsible for Product Planning & Development Division

Hideki Inose
- Presently: Director; Off-the-Road, Aircraft and Motorsports Tire Sales Division
- Becomes: Corporate Officer responsible for Off-the-Road, Aircraft and Motorsports Tire Sales

Giichi Miyakawa
- Presently: Director; President of Bridgestone Tire Tokyo Sales Co., Ltd.
- Becomes: President of Bridgestone Tire Tokyo Sales Co., Ltd.

Katsunori Yamaji
- Presently: Director; Chemical Products Division
- Becomes: Corporate Officer responsible for Chemical Products.

Shigehisa Sano
- Presently: Director; Executive Vice President of Bridgestone/Firestone Americas Holding, Inc.; concurrently responsible for Product Development
- Becomes: Executive Vice President of Bridgestone/Firestone Americas Holding, Inc. (with standing of Corporate Officer); concurrently responsible for Product Development

Kazuhiko Sukegawa
- Presently: Director; General Manager of Kanto District Branch
- Becomes: Corporate Officer; General Manager of Kanto District Branch

Osamu Inoue
- Presently: Director; Plant Manager, Hikone Plant
- Becomes: Corporate Officer responsible for Quality, Safety and Environment

The following individuals have been nominated to become Corporate Officers with the responsibilities indicated. Their personal histories

are attached.

Tomoyuki Izumisawa
Corporate Officer responsible for General Affairs and Chief of Office of President
Shoji Mizuochi
Corporate Officer responsible for Finance

-end-

Mr. TOMOYUKI IZUMISAWA

Corporate Officer

Born: May 5,1945

1964 (Mar)	Joined Bridgestone Tire Co., Ltd. (Now Bridgestone Corporation)
1994 (Jul)	General Manager, O.E. Sales Administration Dept.
1999 (Mar)	Director, O.E. Sales Administration Div.
2001 (Feb)	Director, Corporate Planning Office
2001 (Apr)	Director, Division of the Executive Office
2002 (Mar)	Became a Member of the Corporate Officers

As of March 28, 2002

Mr. SHOUJI MIZUOCHI

Corporate Officer

Born: March 7,1947

1970 (Apr)	Joined Bridgestone Tire Co., Ltd. (Now Bridgestone Corporation)
1993 (Oct)	Dispatched to Bridgestone Taiwan Co., Ltd
1996 (Oct)	Group leader, Bridgestone Metalpha Corporation (Now Steel cord Manufacturing of Bridgestone Corporation)
1998 (May)	Member of the Board of Bridgestone Metalpha Corporation Director, Finance and Corporate Planning Div.
1999 (Jan)	Assistant to Director, Steel cord Manufacturing of Bridgestone Corporation
1999 (Feb)	General Manager, Steel cord Manufacturing Administration Dept.
2000 (Jan)	Director, Finance Div.
2002 (Mar)	Became a Member of the Corporate Officers

As of March 28, 2002

NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

FOR IMMEDIATE RELEASE

Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Corporation Announces Business and Financial Results for 2001

Company posts earnings decline but projects recovery in 2002

Tokyo (February 22, 2002)—Bridgestone Corporation announced today that its consolidated (group) net earnings declined 2% in 2001, to ¥17,389 million [$143 million @$1=¥122]. The decline in after-tax earnings reflected a decline of 40% in ordinary income, to ¥74,401 million [$612 million], which is attributable mainly to business reverses in the Americas. Ordinary income in the Americas suffered from economic sluggishness, from declining sales in the wake of a voluntary tire recall announced in August 2000, and from production adjustments for paring excess inventory.

Net earnings suffered from the additional effect of an extraordinary loss of ¥203,163 million [$1,670 million] posted by Bridgestone's U.S. subsidiary, Bridgestone/Firestone. That loss comprised a loss from the impairment of long-lived assets, costs associated with the closure of a plant in Decatur, Illinois, and losses incurred in the voluntary tire recall, including additional provisions for litigation-related costs.

The figure for net earnings also reflects tax benefits of ¥153,773 million [$1,264 million] related to the transfer of the shares of Bridgestone/Firestone to a wholly owned U.S. holding company. The tax benefits have arisen through the transfer of the shares, which have deteriorated in value because of the accumulated losses incurred at Bridgestone/Firestone.

Bridgestone's net sales increased 6%, to ¥2,133,825 million [$17,542 million], due largely to the weakening of the yen during the year. A weak yen amplifies the yen-denominated value of sales outside Japan.

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Companies throughout the Bridgestone Group worked to maximize sales by promoting new products aggressively and by expanding and upgrading their sales channels. They worked to maximize profitability by raising productivity, streamlining logistics, and cutting costs.

By business segment

Operating income in Bridgestone's tire operations declined 25%, to ¥91,802 million [$755 million], mainly because of weak profitability in the Americas. Sales in the tire segment increased 8%, to ¥1,687,234 million [$13,871 million], reflecting successful product introductions in markets worldwide, stepped-up marketing efforts, and the effect of the weakening yen.

In Bridgestone's diversified operations, operating income declined 33%, to ¥25,438 million [$209 million], on 0.03% decline in sales, to ¥446,590 million [$3,671 million]. Competition escalated in markets worldwide, and weakness in automotive components, and in civil engineering and marine products, offset strength in sporting goods and in construction material operations.

By geographic segment

Bridgestone's operating income in Japan increased 2%, to ¥136,365 million [$1,121 million], despite a 0.5% decline in Japanese sales, to ¥826,947 million [$6,798 million]. Sales in Japan declined as solid growth in the tire segment proved insufficient to offset declines in diversified operations. The sales growth for tires in the replacement market reflected a good reception for new products and strengthened marketing through affiliated sales channels. The increase in operating income resulted from progress in raising productivity, streamlining logistics, and cutting costs, and also from the depreciation of the yen. Japan's economy posted negative real growth during the year as consumer spending and private-sector capital spending peaked and as housing investment slumped.

In the Americas, Bridgestone registered an operating loss of ¥33,569 million [$276 million] despite a 11% increase in sales, to ¥918,307 million [$7,549 million]. The sales growth reflected strong sales of Bridgestone-brand passenger car tires and expanded sales

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channels, along with the effect of the weakening yen. Those factors more than offset the adverse effects of slumping demand for truck and bus tires and declining sales of Firestone-brand passenger car tires in the wake of the voluntary tire recall. Operating income declined on account of the production adjustments for paring inventories and because of escalating competition. Overall demand was generally soft in the Americas during the year, and it weakened notably after the September 11 terrorist actions.

Bridgestone's operating income in Europe declined 21%, to ¥4,504 million [$37 million], though European sales rose 12%, to ¥216,026 million [$1,776 million]. The company's European operations achieved growth in unit sales of tires through aggressive marketing. That growth and the effect of the weakening yen more than offset a decline in sales of winter tires, which resulted from a warm winter. Rising prices for raw materials and escalating competition were the main reasons for the decline in operating income. Overall economic conditions were generally lackluster throughout most of the European region.

In other regions, Bridgestone's operating income rose 17%, to ¥15,055 million [$124 million], on a 10% increase in sales, to ¥172,544 million [$1,418 million]. Determined marketing efforts achieved unit sales gains in replacement tires and in original equipment tires despite generally weak economic conditions.

Dividends

Management has proposed a year-end dividend of ¥8 [$0.07] per share. The company paid an interim dividend of ¥8 per share, including a special dividend of ¥2 [$0.02]. Approval of the proposed year-end dividend at the general meeting of shareholders would thus maintain the annual dividend at ¥16 [$0.13] per share.

Outlook for 2002

Management at Bridgestone projects that net earnings will rise 274% in 2002, to ¥65,000 million [$520 million @$1=¥125], on a 3% increase in net sales, to ¥2,200,000 million [$17,600 million]. Those projections are despite expectations of economic weakness in Japan, in the United

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States, and throughout most of the world economy. They reflect expectations of a performance upturn in the company's operations in the Americas.

In Japan, management expects demand for original equipment tires and replacement tires to remain at about the same levels as in 2001. Management projects that Bridgestone's unit sales in both categories will remain basically unchanged.

The projection for the Americas is for growth in unit sales of tires. Management expects that growth to occur through expanding retail network sales channels, through the introduction of new products in Bridgestone-brand passenger car tires, and through expanded business with large customers for truck and bus tires.

In Europe, management projects that demand for tires will remain basically at the same level as in 2001. They expect to achieve growth in unit sales of tires, mainly in replacement tires, through aggressive marketing.

First-Half and Full-Year Projections

First half

(% change from same period of previous year)

Net sales	¥ 1,050,000	million	2%
Ordinary income	¥ 40,000	million	28%
Net earnings	¥ 18,000	million	-

Full year

(% change from previous year)

Net sales	¥ 2,200,000	million	3%
Ordinary income	¥ 120,000	million	61%
Net earnings	¥ 65,000	million	274%

In preparing the above projections, management has assumed an average exchange rate of $1=¥125.

Management plans to maintain the annual dividend at ¥16 [$0.13] per share in 2002. That would comprise an interim dividend of ¥8 [$0.06] per share, including a special dividend of ¥2 [$0.02], and a year-end dividend of ¥8 [$0.06], also including a special dividend of ¥2 [$0. 02].

-end-

BRIDGESTONE CORPORATION

Financial Highlights

Years ended December 31, 2001 and 2000

	Millions of yen		Percent
	2001	2000	Changes
FOR THE YEAR			
Net sales	¥ **2,133,825**	¥ 2,006,902	+6.3
Operating profit	**118,023**	161,785	(27.0)
Net earnings	**17,389**	17,741	(2.0)

	Yen		Percent
	2001	2000	Changes
Per share data			
Net earnings			
Basic	¥ **20.20**	¥ 20.60	(1.9)
Diluted	**20.19**	20.59	(1.9)
Cash dividends	**16.00**	16.00	–

	Millions of yen		Percent
	2001	2000	Changes
AT YEAR-END			
Total assets	¥ **2,443,793**	¥ 2,038,578	+19.9
Shareholders' equity	**835,143**	778,713	+7.2

	Thousands of shares		Percent
	2001	2000	Changes
Common stock issued and outstanding	**860,795**	861,026	–

	Percent		Percent
	2001	2000	Changes
Net earnings to total shareholders' equity (ROE)	**2.2**	2.3	(0.1)

Note: Net earnings per share is computed based on the average number of *common stock issued and outstanding during each period.*

Segmental Information

Information by Industry Segment

Years ended December 31, 2001

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating profit
Tires	¥ 1,687,234	¥ 877	¥ 1,688,111	¥ 91,802
Others	446,590	16,087	462,677	25,438
Total	2,133,825	16,964	2,150,789	117,241
Elimination or corporate	-	(16,964)	(16,964)	782
Consolidated	2,133,825	-	2,133,825	118,023

Years ended December 31, 2000

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	¥ Operating profit
Tires	¥ 1,560,182	¥ 1,596	¥ 1,561,778	¥ 123,134
Others	446,720	20,580	467,301	38,004
Total	2,006,902	22,177	2,029,080	161,138
Elimination or corporate	-	(22,177)	(22,177)	646
Consolidated	2,006,902	-	2,006,902	161,785

Information by Geographic Area

Years ended December 31, 2001

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating profit
Japan	¥ 826,947	¥ 179,125	¥ 1,006,073	¥ 136,365
The Americas	918,307	5,052	923,359	(33,569)
Europe	216,026	4,107	220,133	4,504
Others	172,544	56,051	228,596	15,055
Total	2,133,825	244,336	2,378,162	122,355
Elimination or corporate	-	(244,336)	(244,336)	(4,332)
Consolidated	2,133,825	-	2,133,825	118,023

Years ended December 31, 2000

Millions of Yen

	Sales			
	Outside Customers	Inter-segment	Total	Operating profit
Japan	¥ 830,924	¥ 183,152	¥ 1,014,077	¥ 133,560
The Americas	826,358	5,754	832,113	12,593
Europe	193,230	4,337	197,567	5,736
Others	156,388	52,578	208,967	12,893
Total	2,006,902	245,823	2,252,726	164,783
Elimination or corporate	-	(245,823)	(245,823)	(2,998)
Consolidated	2,006,902	-	2,006,902	161,785

BRIDGESTONE CORPORATION

Financial Highlights of Parent Company Results

Years ended December 31, 2001 and 2000

	Millions of yen		Percent
	2001	2000	Changes
FOR THE YEAR			
Net sales	¥ **704,204**	¥ 721,923	(2.5)
Operating profit	**117,722**	113,841	+3.4
Net earnings	**(158,011)**	62,075	-

	Yen		Percent
	2001	2000	Changes
Per share data			
Net earnings			
Basic	¥ **(183.55)**	¥ 72.07	-
Diluted	-	71.94	-
Cash dividends	**16.00**	16.00	-

	Millions of yen		Percent
	2001	2000	Changes
AT YEAR-END			
Total assets	¥ **1,349,192**	¥ 1,459,889	(7.6)
Shareholders' equity	**860,217**	996,057	(13.6)

	Thousands of shares		Percent
	2001	2000	Changes
Common stock issued and outstanding	**860,795**	861,245	-

	Percent		
	2001	2000	Changes
Net earnings to total shareholders' equity (ROE)	**(17.0)**	6.4	(23.4)

Note: Net earnings per share is computed based on the average number of common stock issued and outstanding during each period.

NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615

FOR IMMEDIATE RELEASE

Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Adopts Board/Corporate Officer Structure

Company will redefine corporate governance and management responsibilities

Tokyo (February 22, 2002)—Bridgestone Corporation announced today that it will reconfigure its board of directors and will adopt a corporate officer structure of management. The new structure will more clearly define and allocate management and operational responsibilities. This measure is part of the company's on-going program to reinvigorate its operations in a global economy and to implement the corporate reform initiatives of CEO Shigeo Watanabe. It is subject to approval at the annual meeting of shareholders on March 28, 2002.

Bridgestone Corporation's board of directors is the company's highest decision-making body in accordance with Japan's Commercial Code and with the company's articles of incorporation. It presently consists of 28 members, who fulfill dual responsibilities of directors and managers. Under the new format, some of the board members will relinquish their duties as directors and concentrate on management as corporate officers.

Adopting the corporate officer format will more clearly distinguish between management and operational responsibilities and will allow the board of directors to focus more effectively on strategic business issues from a global perspective.

Current directors who do not become members of the reconfigured Board will focus exclusively on day-to-day management of the business as corporate officers. Conversely, the newly renamed directors will concentrate primarily on corporate governance.

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As part of the realignment of the board, Bridgestone will redefine the authority of the president, the other directors, and the newly established posts of corporate officers. The results of the redefinition will include the shifting of a great deal of management authority formerly invested in the president to the newly named corporate officers.

Bridgestone will reduce the number of directors to make the board a more responsive decision-making body. The company's articles of incorporation presently specify a maximum of 35 directors. Bridgestone will reduce that maximum to 15 directors.

Adopting the corporate officer format is part of the corporate reform program espoused by Bridgestone CEO Shigeo Watanabe. Watanabe has concentrated on revitalizing the company since taking the helm in March 2001 in the wake of the issues that followed a voluntary product recall by the company's US subsidiary in August 2000. He has inaugurated programs to restore confidence in the company's products and operations, to chart a promising long-range vision for global Bridgestone group of companies, and to rekindle a vibrant corporate culture.

-end-